SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pharming Group N.V.
(Name of Issuer)

Ordinary Shares, nominal value EUR 0.01 per share
(Title of Class of Securities)

71716E105**
(CUSIP Number)

September 30, 2024
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 71716E105 has been assigned to the American Depositary Shares (“ADS”) of the Company, which are quoted on the Nasdaq Global Market under the symbol “PHAR.” Each ADS represents 10 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71716E105	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 71716E105	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Roderick Wong, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 71716E105	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Pharming Group N.V. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at Darwinweg 24, 2333 CR Leiden, The Netherlands.
Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

RTW Investments, LP (“RTW Investments”), a Delaware limited partnership, and the investment adviser to certain funds (the “RTW Funds”), with respect to the Shares (as defined in Item 2(d) below) that were directly held by the RTW Funds; and

(ii) Roderick Wong, M.D. (“Dr. Wong”), the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the Shares that were directly held by the RTW Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 40 10th Avenue, Floor 7, New York, New York 10014.

Item 2(c).	CITIZENSHIP:

RTW Investments is a Delaware limited partnership. Dr. Wong is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, nominal value EUR 0.01 per share (the “Shares”).

CUSIP No. 71716E105	13G/A	Page 5 of 7 Pages

Item 2(e).	CUSIP NUMBER:

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 71716E105 has been assigned to the American Depositary Shares (“ADS”) of the Company, which are quoted on the Nasdaq Global Market under the symbol “PHAR.” Each ADS represents 10 Ordinary Shares.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

CUSIP No. 71716E105	13G/A	Page 6 of 7 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 71716E105	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 14, 2024

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.